CD

MANAGEMENT, LLC

John D. Ziegelman, President and CIO

111 South Wacker Drive, Suite 3950

Chicago, Illinois 60606

Tel: (312) 803-5011

Fax: (312) 559-1288

john@cdcapital.com

June 7, 2007

Mr. Brad Larson

President and CEO

4602 E. Thomas Rd.

Phoenix, Arizona 85018

Dear Brad

I am writing to inform you that CD Capital Management LLC has, in its capacity as Investment Advisor to CD Investment Partners, Ltd., as the Beneficial Owner of approximately 5.7% of the outstanding shares of Meadow Valley Corporation, recently voted all of its shares in favor of all of the Company’s proposals as outline in the Company Proxy Statement as filed on May 9, 2007.

As such, we do NOT support the shareholder proposal outlined in the Proxy Statement to, among other things, immediately dispose of the Company’s subsidiary, Ready Mix, Inc. and to return the proceeds to the shareholders.  We have come to this determination because we believe that the shareholder proposal, while attempting to unlock what we see as the disconnect between current market value and intrinsic value is flawed in its requirement to return the cash upon sale to the shareholders without consideration to whether the cash can be more effectively reinvested in the business.  As we have discussed with you on many occasions, because of your small market capitalization and your “two asset” existence, it is a complex situation.  Furthermore, as a public shareholder, we are not in possession of all of the relevant facts.  We trust that management and the Board do possess such facts and that you are managing our company consistent with your fiduciary duties to do so.

On a different note, we are pleased with the partial recovery in the stock price and management’s progress toward improving operating margins, while continuing to grow revenues.  We also believe there is a very strong interest in the market for construction and materials assets.  Given this fact, when the Board deems it appropriate, we would support a sale of the Company at a price of at least $18 per share, consistent with the analysis we have provided in previous letters to you (and copies of which we have previously filed with our Schedule 13D), assuming, based on information provided to all shareholders at such time, we continue to believe that such a price is fair.

As always, we are happy to discuss our thoughts with you at any time.

Regards,

/s/ John D. Ziegelman